

Famous Footwear
Naturalizer
FRANCO SARTO
LifeStride fashion. sense.
VIA SPIGA
Bass
ETIENNE AIGNER
Dr Scholl's FOOTWEAR
CARLOS
NICKELS Soft
HOTKISS
Buster Brown
shoes.com

BROWN SHOE

THE LEADER IN FOOTWEAR®

Investor Update | September 2005



This presentation by Brown Shoe Company, Inc. contains certain forward-looking statements, including without limitation, statements made concerning forward looking guidance on Sales, Earnings Per Share (EPS), Net Earnings, Adjusted Net Earnings, EBITDA, Adjusted EBITDA and Debt to Capital ratio. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) general economic conditions and the consumer's preferences and purchasing patterns, which may be influenced by consumers' disposable income; (ii) the uncertainties of pending litigation; (iii) intense competition within the footwear industry; (iv) political and economic conditions or other threats to continued and uninterrupted flow of inventory from Brazil and China, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (v) the integration of the Bennett business; and (vi) the Company's ability to successfully implement its plan to strengthen the Naturalizer brand. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors. Some of the statements herein, as indicated, speak only as of the date they were initially made. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

— September 15, 2005



Today's Topics – NYSE: BWS

1) The BWS Story – Re-Shaping Our Platform

2) Enterprise-wide strategies

3) Financial results

Brown Shoe Today -- $2.3 Billion in Sales Projected for 2005

Unique wholesale-retail platform. Building our brands and retail concepts to gain market share while delivering style to the consumer.



2001

29% Wholesale

71% Retail

Projected 2005

38% Wholesale

62% Retail

Mass Merchandisers **$250 million**

Department & Specialty Stores **$400 million**

Bennett **$200 million**

Specialty Footwear Retail **$230 million**

Famous Footwear

900 retail stores in the U.S. **$1.2 billion**

Remaking BWS –

1) **Operating Earnings –** from 2001 to 2005, GAAP operating earnings are expected to grow from $11mm to more than $90mm; on an adjusted basis, operating earnings are expected to more than double from $50mm to more than $100mm. Please see Appendix for calculation of this measure.

2) **Famous Footwear turnaround –** following extensive work in product assortments, merchandising, inventory management and store remodeling, our operating margin increased 400+ basis points to >5% in 2004 compared to 2001

3) **Brand-building focus at Wholesale –** focus on our wholesale brand-building continues to drive market share improvement

4) **Growing our portfolio –** acquisition of Bennett, Bass license, Disney license, Shoes.com and launch of Carlos by Carlos Santana

Shareholder Return – over the last 5 years, we have delivered a 25% CAGR (compound annual growth rate) increase in shareholder value – 28% when accounting for reinvested dividends



9/14/05 Stock Close = $34.25



Operating Margin* Improvement at Famous Footwear

* See Appendix for calculation.



Department Store Market Share for our Women's Fashion Footwear Brands

Source: NPD Group Reported POS Dollar Volume; 2005 reflects trailing 12 months of BWS + Bennett brands

5

Brown Shoe Today – Our Rank Among Wholesalers in Department Stores

Sales of Women's Fashion Footwear in U.S. Department Stores Ranked by Parent Company ($ in millions)


$600
$500
$400
$300
$200
$100
$0
After Acquisition
Brown Wholesale
Bennett Footwear Group
Nine West Group
Brown Shoe
Steve Madden
Clarks Companies
VCS Group
Nike
Kenneth Cole Productions
Liz Claiborne
Stride Rite Corp.

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending July, 2005.

Our Portfolio of Brands – 46% Market Share in Moderate Zone
(women's)






Zone Rank	No. 1 Moderate	No. 3 Moderate	No. 3 men No. 18 women Moderate	No. 11 Junior

Source: NPD Group Reported POS Dollar Volume.
12 Months ending July, 2005.

THE LEADER IN FOOTWEAR

Our Portfolio of Better/Bridge Brands – 17% Market Share in Better Zone

   

Zone Rank	No. 9 Bridge	No. 2 Better	No. 9 Better	No. 13 Better

Source: NPD Group Reported POS Dollar Volume.
12 Months ending July, 2005.

THE LEADER IN FOOTWEAR

Our Portfolio of Brands – Mid-tier and Mass


CONNIE
EUROstep
fanfares
westport


Dr.Scholl's
Dr.Scholl's
FOOTWEAR


Buster Brown
with ToeZone


Buster Brown
THE Dr.Scholl's ORIGINAL
Barbie
STAR WARS
Disney
NICKELODEON
MICKEY MOUSE
Winnie the Pooh
POWER RANGERS SPD
Cars
Buster Brown & Co.

A leading footwear vendor at Wal-Mart, Target & Payless

Brown Shoe Today – Our Position Among Top Footwear Retailers


% Share of Dollars
0
1
2
3
4
5
6
7
8
Wal-Mart
Payless
Footlocker
Federated+May
Famous Footwear
JC Penney
Nordstrom
Finish Line
Kohl's
Target
DSW
Sears
Dillard's
Kmart
Shoe Carnival

Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending July 2005. Famous Footwear's share calculated using internal information.

Our Portfolio of Retail Concepts – 1300 Stores, 5 Web-stores


Shoe love is true love.
Famous Footwear


naturalizer


shoes.com
Sandals
Casual Sport
Athletic
SKATE OR DIE SPRING 2005
Find Your Shoe
SEARCH

Zone Rank	**No. 1 Family, branded**	**No. 4 Women's specialty**	**No. 3 Internet footwear**
Retail Brands	Famous Footwear Factory Brand Shoes	Naturalizer Via Spiga stores FX LaSalle	Shoes.com Naturalizer.com Famousfootwear.com

Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending July 2005.

THE LEADER IN FOOTWEAR

11



BWS Enterprise-Wide Strategies for Sustainable Growth:

1) **Create differentiation** –creating competitive advantage by differentiating our stores, our footwear, and our brands

2) **Delight consumers with style** – raising the style quotient of our footwear assortments to win consumer preference for our brands

3) **Leadership in Speed-to-Market** – enhancing processes to develop and deliver the most current, trend-right product to our customer within the shortest possible lead time – thereby increasing sell-throughs and reducing markdown risk.

4) **Building value via our portfolio of brands** – building a portfolio of relevant and differentiated brands that target the needs and desires of our consumers

Balance Growth + Investment – delivering earnings performance while investing for the future

Enterprise-wide
Strategy # 1

Creating Differentiation at Famous Footwear

- Improved Product: More brands, more current, more trend-right

- Redesigned Stores

- Improved shopping experience

  ➜ Fashion + Branded Value, _not_ Price

- Innovative marketing

  

Enterprise-wide
Strategy # 1

Creating Differentiation at Naturalizer

- Introducing a new sense of style for brand

- Improving our retail platform

- Improved our wholesale business model

- Enhanced product styling



Market Share Rank in U.S. Department Store Channel*

Increased Wholesale Distribution



Taking Brand Image to Next Level



Improving Store Base

•Source: NPD Group/NPD FashionWorld Footwear Point-of-Sale Data, 1998-2004

THE LEADER IN FOOTWEAR

BROWN SHOE



FRANCO
SARTO

Enterprise-wide
Strategy # 2

Delighting the Consumer with Style -- Top Department Store Brands

- Leading designers (e.g. Franco Sarto) acquired with Bennett
- Product development and Style & Trend functions centralized; augmented with Italian design talent
- Exclusive product programs with major retailers

Share Rank* Of Market	Share Rank* Of Zone	Brand	Zone
2nd	1st	Naturalizer	Moderate
7th	2nd	Franco Sarto	Better
10th	3rd	Life Stride	Moderate
30th	9th	Etienne Aigner	Better
35th	9th	Via Spiga	Bridge
43rd	13th	Carlos by Carlos Santana	Better
56th	9th	Dr. Scholl's	Moderate – Junior
85th	18th	Bass – women's	Moderate

Source: NPD Group Reported POS Dollar Volume. 12 Months ending July, 2005.



Enterprise-wide
Strategy # 3

Speed-to-Market

- Providing the consumer with fashion closer to need

  - Enhancing Retail Planning & Analysis

  - Stronger focus on sell-through and inventory flow

  - Standardizing Design, Development, & Production

  - World-class logistics and customer support

  - Worldwide sourcing capability (staff of 600 in China and Brazil)

THE LEADER IN FOOTWEAR

Enterprise-wide
Strategy # 4

Growing our Portfolio -- Recent Acquisitions of Brands and Licenses

- Creating a portfolio of brands and licenses that garners greater market penetration











shoes.com

2001

CARLOS
BY CARLOS SANTANA

2001

start with what's easy. Bass

February 2004

Disney
Buster Brown & Co.

August 2004

Bennett Footwear Group

FRANCO SARTO
Etienne Aigner
Nickels Soft
VIA SPIGA

April 2005



Growing our Portfolio – Bennett acquisition – the perfect fit for BWS

- Strong brands in better and bridge zones complement our strength in moderate

- Increases our share-of-market in women's fashion footwear

- Growing business with strong market share and healthy operating margins

- First-class talent – in management and at design levels

- Transition going smoothly

- **In 2005**: Expected to add $200 million in sales and be accretive (9 months) by $0.15-$0.20 per diluted share

- **In 2006**: Expected accretion projected at $0.30 per diluted share


stars in her own life

Guidance,
Earnings,
Segment Projections

2005 Guidance

Diluted Earnings Per Share	2005 Estimated	2004	
Guidance (GAAP Basis)	$1.75 - $2.00	$2.30	Actual EPS (GAAP Basis)
Tax cost to repatriate foreign earnings	$0.55	$0.18	Bass transition costs
Cost to restructure Naturalizer	$0.55 - $0.45	$0.12	Bond guarantee charge
		($0.05)	Tax reserve recovery
Adjusted EPS on non-GAAP basis for comparison purposes	$2.85 - $3.00	$2.55	

	Q3 Estimated	Q3-2004	
Guidance (GAAP Basis)	$0.80 - $0.95	$1.00	Actual EPS (GAAP Basis)
Cost to restructure Naturalizer	$0.20		

Non-GAAP Financial Measures
In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

BROWN SHOE

EBITDA*

(in millions)	2003		2004		2005 Estimated Range Low		--	High	
EBITDA*	$	103.6	$	95.7	$	126.2	$	133.7
Special Charges								
Naturalizer Restructuring		-		-		16.5		13.5
Bass Transition Costs		-		5.6		-		-
Bond Guarantee Charge		-		3.5		-		-
Environmental Litigation		3.1		0.6		-		-
Canada Factory Closure		4.5		-		-		-
Adjusted EBITDA	$	111.2	$	105.4	$	142.7	$	147.2

* EBITDA represents earnings before interest, taxes, depreciation and amortization. See Appendix for components of EBITDA and the reconciliation to net earnings.

Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP, but are used by some investors to determine a company's ability to service or incur indebtedness. EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies and accordingly are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA and Adjusted EBITDA should not be construed as indicators of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net earnings (loss) or cash flows from operations which are prepared in accordance with GAAP. We have presented EBITDA and Adjusted EBITDA solely as supplemental disclosure because we believe they allow for a more complete analysis of results of operations. EBITDA and Adjusted EBITDA are not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.



Famous Footwear

Operating Margin*

Implement Project IMPACT
inventory metrics,
merchandising

*Operating margin represents the ratio of operating profit divided by sales.
See the Appendix for a complete reconciliation to the most directly
comparable GAAP measure.

Famous Footwear
2004 Performance & 2005 Outlook

2004: Strong results in a difficult retail environment

- Sales up 4.0%

- Operating earnings +16.3%

- Operating margin* up 60 basis pts versus FY03

- SFS positive in FY04

2005 Outlook

- 5%-6% sales increase forecast for FY05

  → Continued updating of stores

  → Net +40 stores in FY05

  → Targeting 1%-2% SFS increase

Long-term Outlook

- Significant expansion potential

- Goal: Operating margin >6%

THE LEADER IN FOOTWEAR

Brown Shoe Wholesale



Operating Margin*
Sales in millions
Operating Margin
$1,200
$1,000
$800
$600
$400
$200
$-
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2001
2002
2003
2004

* Operating margin represents the ratio of operating profit divided by sales. See the Appendix for a complete reconciliation to the most directly comparable GAAP measure.

Wholesale Operations
2004 Performance & 2005 Outlook

2004: Interruption in momentum and earnings trend

- Strong performance at LifeStride, Dr. Scholl's, and Carlos could not offset misses in our Naturalizer, Bass and Children's businesses
- Operating margin* down 260 basis pts

2005 Outlook

- Refocused Naturalizer business model expected to result in higher profitability
- Anticipate smooth integration of Bennett
- Goal: significant operating margin improvement to >9.0%

Long-term Outlook

- Goal: operating margin >10%

THE LEADER IN FOOTWEAR

23

Specialty Retail



Cost of the Plan:

• Pretax cash cost: Minor

• Pretax P&L cost: $14 - $17 million

Expected Benefits

• Improved store productivity

• Streamlined operations and lower overhead

• **Estimated pretax annualized savings/
improvement in operating earnings:**   **$5 million**

• **Estimated EPS improvement potential:**   **$0.15 starting in
                                                FY 2006**

Increasing Naturalizer Retail Productivity

1) By April 2006, improve the Naturalizer store base by closing underperforming stores (approx. 80: 60 in the U.S. and 20 in Canada)

2) Consolidate the Canadian store buying, merchandising, accounting and IS functions into our U.S. operations by end of FY 2005

3) Open 30 Naturalizer outlet stores over the next 2-3 years

4) Test a new concept store prototype for our flagship, brand-building stores

THE LEADER IN FOOTWEAR



Conclusion

Short Term – Projecting $2.3 Billion in Sales and $1.75 - $2.00 EPS in 2005

- Includes $0.55 expense for taxes related to repatriation of foreign earnings and $0.45 - $0.55 expense for Naturalizer store closings
- Bennett expected to be accretive by $0.15-$0.20 in 2005
- Famous Footwear expected to produce a solid year
- Operating earnings improvements expected in Naturalizer, Carlos by Carlos Santana, Children's and Dr. Scholl's

Long-Term – Targeting Sustainable Growth

- Bennett and Naturalizer initiatives expected to increase our earnings potential by $0.45 per share annually on a go-forward basis
- Famous Footwear has potential for significant expansion
- Strong, differentiated wholesale brands create margin and market share opportunities
- Bennett strengthens our presence in better/bridge zones
- ExCEL expected to give us product sourcing/speed advantage
- Growth focused on internal expansion and strategic acquisitions
- Targeting high single-digit revenue growth and 10-15% compound earnings growth rate



Financial Highlights
& Appendix

Sales and EPS – 2001 to 2005



Sales in Billions

$2.3 Billion

Earnings Per Share

$1.75 – $2.00*

* Includes **$0.55** per share of incremental tax charges from repatriating foreign earnings and **$0.45-$0.55** per share of incremental expense in connection with the Naturalizer restructuring.

Implement Project IMPACT

2005 Estimated

Special charges and recoveries included in net earnings and EPS for 2003, 2004 and estimated 2005 are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in this Appendix.

Distinct Wholesale Portfolio

Based on 2004 Pro Forma Sales*


VIA SPIGA
FRANCO SARTO
CARLOS BY CARLOS SANTANA
Etienne Aigner
Naturalizer
Dr Scholl's FOOTWEAR
LifeStride
Bass
Nickels Soft
Connie
Hot Kiss
Brown Shoe
Buster Brown & Co.
Private Label

* The 2004 Pro Forma Sales detail includes the Bennett brands as if they had been acquired by Brown Shoe on February 1, 2004. These results are not necessarily indicative of the results that would have been achieved had the acquisition occurred on February 1, 2004.

Famous Footwear -- Sales by category
Based on 12 months ended January 2005



Accessories 4%

5%

Athletic 9%

Kid's

28%

17%

Men's

Women's

Athletic 16%

Athletic 21%

Appendix: Reconciliation of Net Earnings to Adjusted Net Earnings

| | 2003 | | 2004 | | 2005 Estimated Range | | | |
| | | | | | Low | | High | |
	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS
GAAP Results	$ 46.2	$ 2.48	$ 43.3	$ 2.30	$ 33.2	$ 1.75	$ 37.9	$ 2.00
Special Charges and Recoveries:								
Naturalizer Restructuring	-	-	-	-	10.4	0.55	8.5	0.45
Tax Repatriation	-	-	-	-	10.4	0.55	10.4	0.55
Bass Transition Costs	-	-	3.5	0.18	-	-	-	-
Bond Guarantee Charge	-	-	2.2	0.12	-	-	-	-
Tax Reserve Recovery	-	-	(1.0)	(0.05)	-	-	-	-
Environmental Litigation	2.0	0.11	0.4	0.02	-	-	-	-
Canada Factory Closure	2.7	0.14	-	-	-	-	-	-
Adjusted Earnings	$ 50.9	$ 2.73	$ 48.4	$ 2.57	$ 54.0	$ 2.85	$ 56.8	$ 3.00

Non-GAAP Financial Measures
In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Appendix: Reconciliation of Net Earnings to EBITDA* and Adjusted EBITDA

	2003	2004	2005 Estimated Range Low	--	High
Net Earnings	$ 46.2	$ 43.3	$ 33.2	$	37.9
Interest Expense, net	9.3	7.5	18.4		18.4
Income Tax Provision	17.4	13.0	36.3		39.1
Depreciation and Amortization	30.7	31.9	38.3		38.3
EBITDA*	$ 103.6	$ 95.7	$ 126.2	$	133.7
Special Charges					
Naturalizer Restructuring	-	-	16.5		13.5
Bass Transition Costs	-	5.6	-		-
Bond Guarantee Charge	-	3.5	-		-
Environmental Litigation	3.1	0.6	-		-
Canada Factory Closure	4.5	-	-		-
Adjusted EBITDA	$ 111.2	$ 105.4	$ 142.7	$	147.2

* EBITDA represents earnings before interest, taxes, depreciation and amortization.

Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP, but are used by some investors to determine a company's ability to service or incur indebtedness. EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies and accordingly are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA and Adjusted EBITDA should not be construed as indicators of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net earnings (loss) or cash flows from operations which are prepared in accordance with GAAP. We have presented EBITDA and Adjusted EBITDA solely as supplemental disclosure because we believe they allow for a more complete analysis of results of operations. EBITDA and Adjusted EBITDA are not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.

BROWN SHOE

Appendix: Debt to Capital Ratio
Millions of dollars, except for Debt to Capital Ratio

Debt to Capital Ratio	2005-Est	2004	2003	2002	2001
Total Debt Obligations*	$ 296	$ 142	$ 120	$ 152	$ 216
Total Shareholders' Equity	426	391	350	292	253
Total Capital	$ 722	$ 533	$ 470	$ 444	$ 469
Debt to Capital Ratio**	41%	27%	25%	34%	46%

*   Total Debt Obligations include long term debt, current maturities of long-term debt, notes payable and capital lease obligations. 2005 total debt obligations include additional debt related to the Bennett Footwear acquisition.

**   Total Debt Obligations divided by Total Capital

Appendix: Operating Margin %

Operating Margin %	2004	2003	2002	2001
Famous Footwear:				
Sales	$ 1,116.7	$ 1,073.6	$ 1,075.2	$ 1,044.4
Operating Profit	60.3	51.8	44.7	6.8
Operating Margin %	5.4%	4.8%	4.2%	0.7%
Wholesale:				
Sales	$ 615.9	$ 561.3	$ 566.4	$ 503.3
Operating Profit	44.9	55.8	54.5	51.3
Operating Margin %	7.3%	9.9%	9.6%	10.2%

Management believes the Operating Margin % helps to indicate trends in the Company's operating performance. The non-GAAP measure should be considered in addition to GAAP measures, but should not be considered a substitute for, or superior to, GAAP measures.

Appendix: Reconciliation of Operating Earnings to Adjusted Operating Earnings

(in millions)	2005 Est.	2004	2003	2002	2001
Operating Earnings	$ 91.7	$ 63.8	$ 72.9	$71.7	$ 11.1
Special Charges and Recoveries					
Naturalizer Restructuring	15.0	-	-	(0.8)	16.8
Famous Footwear Inventory Write-Down	-	-	-	-	16.0
Shared Services Platform Implementation	-	-	-	(1.1)	3.5
Famous Footwear New Management Transition	-	-	-	-	3.9
Impairment of Shoes.com Goodwill	-	-	-	-	1.2
Bass Transition Costs	-	5.6	-	-	-
Bond Guarantee Charge	-	3.5	-	-	-
Environmental Litigation	-	-	3.1	-	-
Canada Factory Closure	-	-	4.5	-	-
Adjusted Operating	$ 106.7	$ 72.9	$ 80.5	$69.8	$ 52.5

2001 - 2005 Est. Operating Earnings Compund Annual Growth Rate (CAGR)	69.5%
2001 - 2005 Est. Adjusted Operating Earnings Compound Annual Growth Rate (CAGR)	19.4%

Non-GAAP Financial Measures
In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.